Exhibit 14.1

Principles of
Business Conduct

February 2008

Table of Contents

OUR PRINCIPLES OF BUSINESS CONDUCT	1
Compliance with the Principles of Business Conduct	1
Questions about the Principles	2

OUR COMPANY	2
Accurate and Complete Books and Records	2
Confidential Information and Intellectual Property	3
Respect for Intellectual Property of Others	4
Protecting Company Assets	5
Conflicts of Interest	6

OUR WORKPLACE	7
Health and Safety	7
Drug and Alcohol Abuse	8
Employee Privacy and Personal Activities	9
Workplace Violence / Site Security	10

OUR COMMUNITY	10
Environmental Obligations	10
Human Rights	11
Social Responsibility and Community Relations	11
Fighting Corruption and Bribery	11
Political Activities and Contributions	12

OUR MARKET	13
Fair Competition	13
Corporate Communications	14
Insider Trading	15
Trade Restrictions	16

OUR COMPLIANCE RESPONSIBILITIES	18
Reporting Possible Violations and Getting Help	18
Resolving and Investigating Concerns	19
Our Non-Retaliation Policy	19
Discipline	20

OUR PRINCIPLES OF BUSINESS CONDUCT

Freeport-McMoRan Copper & Gold Inc. is committed to the highest level of ethical and legal conduct in all of its business operations; that commitment has been key to our history of success. Our Principles of Business Conduct are simply a reaffirmation of our commitment to integrity. They define how we work and the behavior expected of all of us.

Across the globe, each one of us—our engineers, our truck drivers, our accountants, our plant operators, our executives, our maintenance staff, our administrative assistants, our safety managers, our security staff—represent FCX. We are all the face of FCX in our local communities. Anyone who does business on behalf of Freeport-McMoRan Copper & Gold Inc. or its subsidiaries or affiliates is covered by our Principles.

FCX believes in doing business only with suppliers, contractors, consultants and other business partners who demonstrate high standards of ethical business conduct. We seek to establish mutually beneficial, long-term relationships with business partners who demonstrate their commitment to our Principles.

Compliance with the Principles of Business Conduct

Our Principles of Business Conduct are designed to be a tool we can all use. FCX expects all of us to read, understand, and follow the Principles in everything we do. However, the PBC does not list every law or policy that may apply to us; there are far too many regulations, situations and laws to talk about them all. It is your responsibility to learn about additional requirements that apply to your job. Visit our website, your Human Resources (HR) manager or local HR office to view the policies and procedures referenced throughout.

Managers and supervisors are additionally responsible for ensuring that the employees who report to them understand these Principles and all applicable policies, procedures and laws.

We conduct business in many countries. Many laws, local customs and social standards differ greatly from one place to the next. Our policy is to abide by the laws of the countries in which we operate, as well as to conduct business according to our Principles and our values. If local customs or practices differ from the standards contained in the PBC, we must follow the Principles. If there is a serious conflict in local expectations, consult with the Compliance Department to determine the proper way to conduct business in that location.

You will also receive training on the Principles and may be requested to certify your understanding and compliance with the PBC from time to time.

Questions about the Principles

 For more information, or if you have questions about the Principles:

•	Talk to your supervisor or local Human Resource representative
•	Talk to your local Legal Department
•	Call or visit your site Compliance representative
•	Go to the Compliance website www.tobedetermined.com
•	Call the Corporate Human Resources or Legal Department
•
Call our internal PBC Question Line at 602-366-xxxx, or one of our designated compliance officers: Dean Falgoust 504-582-4206 (email: dean_falgoust@fmi.com) or Cathy Hardwick 602-366-8363 (email: cathy_hardwick@fmi.com)

•	For more details read the policies referenced in the PBC, which can be found on the Compliance website or in your local Human Resources Department

OUR COMPANY

Accurate and Complete Books and Records

Financial Reporting

A company’s credibility is judged in many ways; one very important way is the integrity of its books, records and accounting. FCX is committed to providing our shareholders with full, accurate, timely and understandable information about the Company’s financial transactions and results of operations in accordance with applicable securities laws.

Every one of us, regardless of our position within the Company, has an obligation to make sure that the information we contribute to FCX’s financial records is complete, accurate and timely. Whatever documents you create—time cards, expense reports, inventory records, or other business reports—make sure that you include all of the necessary information and that the information is accurate. To ensure that our financial records are correct, follow all internal control procedures, such as providing receipts or backup documentation. Under no circumstances are off-the-books accounts or false or incomplete records allowed.

The fundamental rule for financial reporting is: Do nothing that would mislead or misinform anyone about our finances or business operations.

Records Management

A variety of laws and regulations require FCX to record and preserve business information. In addition, our Company needs to manage records effectively in order to make business decisions and meet our legal, regulatory and contractual obligations.

The Company has established records retention policies and procedures to meet these objectives.

The Company’s business records include all documents prepared in the course of business regardless of media type. FCX’s business records may likewise include information maintained on laptops, cell phones, PDAs, or other devices used outside the Company’s Information Technology infrastructure if that information relates to the Company’s business.

From time to time, a government investigation, an audit or a legal proceeding may require that certain records be held and preserved. You will be notified of any such hold notice. If you receive a hold notice, do not continue to follow the records retention policies and procedures. Follow only the instructions on the hold notice until you receive further instructions from the Legal Department.

Destroying, shredding, concealing or otherwise altering documents or records potentially relevant to a governmental investigation, an audit or a legal proceeding is prohibited and may lead to criminal or civil liability for the Company and for the individuals involved. If you are unsure whether records under your control or the control of employees who report to you should be preserved, you should always err on the side of preservation and immediately contact the Corporate Records Department for guidance.

For additional information, please see our corporate Records Retention Policy.

Confidential Information and Intellectual Property

Our strategic thinking, creativity and innovative ideas make significant contributions to the Company’s continued success in the marketplace. We must protect and leverage our confidential information and intellectual property, which include, but are not limited to:

•	Exploration plans
•	Business objectives and strategies
•	Unpublished financial information
•	Computer programs and related documentation
•	Customer, supplier and pricing information
•	Mine plans
•	Reserve information that has not been made public
•	Research, processes, formulas and technical data
•	Trade secrets and patent applications
•	Salary and benefits data
•	Employee information

Each one of us that has access to FCX confidential information and intellectual property is obligated to safeguard it from unauthorized access. Follow these best practices to safeguard proprietary and confidential information:

•	Do not disclose proprietary or confidential information to persons outside FCX
•	Exercise caution when discussing Company business in public places where conversations can be overheard, such as restaurants, elevators and airplanes
•	Recognize the potential for eavesdropping on cellular telephones
•	Do not use proprietary or confidential information for personal benefit or the benefit of persons outside of FCX
•	Do not share proprietary or confidential information with other employees except on a legitimate “need-to-know” basis
•	Never provide your password(s) to anyone for any reason except as provided by the Enterprise MIS End User Policy

Please refer to the FCX Disclosure Policies to see how to get approval before releasing any FCX confidential information or third-party information FCX has received in confidence outside the Company. This includes information in speeches, technical papers for publication, Company references and endorsements of other products and services.

Any information created in the course of your employment belongs to the Company. When leaving the Company, you must return all Company proprietary information in your possession and must not take any papers or other information. Your obligation to protect FCX proprietary and confidential information continues even after you leave the Company.

Respect for Intellectual Property of Others

While we have a responsibility to protect our own Company data, it is also important that we respect other companies’ confidential information and intellectual property. If we have authorized access to a customer’s or supplier’s confidential information, we must protect it as we would protect our own confidential information.

We may, however, access and use information shared with the public, such as media releases and presentations. We can also use other publicly available information, such as best practices. Even when we have the right to use proprietary information or intellectual property belonging to another, we need to respect trademarks and copyrighted material, including information publicly available on websites and software. If we are using the intellectual property of another, we need to carefully follow all applicable license terms carefully.

Requesting or accepting the confidential information of another company without its consent is prohibited and may have legal consequences.

Protecting Company Assets

FCX’s money, facilities, equipment, real property and other Company assets have been acquired through hard work and investment by all of us. We all have an obligation to be prudent about spending Company money and protect all of our Company’s assets from loss, damage, misuse, theft, unauthorized or improper use or waste. We also have a responsibility to report abuse of our property by others to management.

We must use good judgment when using any Company-owned resources, including computers, telephones, Internet access, photos, email, voicemail, copiers, fax systems, vehicles, tools and other equipment and facilities. For example, we cannot remove Company-owned property from FCX work locations for personal use, use FCX vehicles in unauthorized ways, or use Company-paid contractors to perform work at home or for other personal benefit. If we have portable Company equipment that we use at home (such as a cell phone, a laptop or a vehicle), we must take all reasonable steps so that it is not damaged, abused, wasted, lost or stolen.

While we are at work, we are all expected to be fully engaged in our work and not undertaking personal activities. Incidental and infrequent personal use of Company telephones and computers is acceptable as long as this privilege is not abused. Local calls may be made, for example, to deal with family emergencies, child care and other calls that need to be made during normal working hours. Personal use is not acceptable if it significantly reduces the value of our Company’s assets, adds significant costs to our Company, interferes with productivity of our work day or places our Company at risk of liability.

Electronic messages, whether e-mail, instant messages, or text messages, are a recoverable, forwardable, and potentially permanent record of your communications. These messages are FCX property when sent using any aspect of Company technology or are pertaining to Company business. Take the same care composing any electronic message that you would when you write a letter on Company letterhead. As a general rule, never transmit via electronic formats information that you do not want individuals other than your intended recipient to see.

Any use of Company technology that violates our values, these Principles, or Company policies, including our Enterprise MIS End User Policy, is prohibited. For example, using the Company e-mail or computer network to send or access discriminatory, offensive, defamatory, or pornographic messages or materials at any time, or knowingly posting or transmitting any software containing a virus, is a violation of these Principles.

FCX specifically reserves the right to permit Company-approved representatives to review use of the Internet, any electronic communications and telephone records. All such data and records are the property of the Company and may be used and disclosed by the Company as it sees fit. You should not have any expectation of privacy with respect to any communications made or data stored on the Company’s electronic systems.

For additional information, please see our Enterprise MIS End User Policy.

Conflicts of Interest

We have an obligation to each other, our shareholders and our business partners to make all business decisions solely on the basis of our sound business judgment. A conflict of interest may occur if we have a bias or personal interest that interferes with our ability to make an objective business decision in the best interest of the Company. We should avoid any actions or relationships that create, or even appear to create, a conflict of interest.

It is impossible to present an exhaustive list of actions and relationships that might result in a conflict of interest or the appearance of a conflict of interest. The following guidelines should help indicate areas in which conflicts of interest are most likely to occur. More specific guidance is available in the FCX Conflicts of Interest Guidelines.

•
Competing Employment. A conflict of interest may arise if you take a second job working for a customer, supplier, vendor, competitor or government body with regulatory authority over the Company or if your outside employment or other activities are so demanding that they interfere with your ability to fulfill your responsibilities to FCX.

•	Investments. Each one of us must be careful that our investments, or those of our close relatives, do not impair our ability to make objective decisions on behalf of our Company.
•
Doing Business with Family and Friends. A conflict of interest may exist if a close relative or friend buys, sells or leases any kind of property or equipment from or to the Company, provides services to the Company or if we direct Company purchases or sales to or through a close relative or friend.

•
Applicants for Employment. A conflict of interest may exist if a close relative or friend applies for employment with the Company. If a close relative or friend applies for employment to a position for which you make or have input into hiring decisions you should declare your relationship with the applicant and remove yourself from the hiring process. If you are employed in Human Resources and a close relative or friend applies for employment, you should declare your relationship with the applicant to your Manager. Your manager will arrange for another Human Resources employee to manage the filling of the position.

•
Personal Relationships. FCX recognizes and respects our employees’ right to associate freely and to pursue personal relationships with those we encounter in the work environment. In return, we must use good judgment to ensure that those relationships do not negatively affect our job performance, our ability to supervise others, or the work environment.

•
Receiving Gifts and Entertainment. We have many suppliers who are vital to our success, which is why relationships with suppliers must be based entirely on sound business decisions and fair dealing. Business gifts and entertainment can build goodwill, but they can also make it harder to be objective about the person who provides them. None of us should accept gifts and entertainment from any organization or individual if doing so might impair, or appear to impair, our ability to perform Company duties or to exercise judgment in a fair and unbiased manner. Many departments and mining operations have specific guidelines about accepting gifts and entertainment, so be sure to check local site policies as well as the FCX Conflicts of Interest Guidelines, or talk to your supervisor, for more information.
  Corporate Opportunities. None of us should compete with the Company. We should not benefit personally from business opportunities that are discovered through the use of Company property, information or position. Similarly, we should not take personal advantage of information learned as a result of our position with FCX.

The best way to avoid embarrassing conflicts of interest is to disclose any situation that has the potential to be misinterpreted by others, including other employees, customers, suppliers, shareholders and the public. If you have questions about a conflict of interest situation or you want to disclose a potential conflict of interest, talk to your supervisor. You may also refer to our Company’s Conflicts of Interest Guidelines.

OUR WORKPLACE

Health and Safety

At FCX, nothing is more important than the health and safety of our employees and our families. Our objective is for zero workplace injuries and occupational illnesses. We are committed to providing a safe and healthy workplace and adequate resources through training programs, safety incentive programs and occupational health programs.

Safety and health issues must not be compromised. We will all be provided with the training, equipment, tools and resources necessary to perform each job safely. If at any time you do not feel that you or a co-worker can perform a job in a safe manner, stop immediately and talk to your supervisor. If a safety incident occurs, be sure it is reported promptly.

Each of us has an individual responsibility to maintain a safe working environment that eliminates at-risk behaviors as well as occupational health and safety hazards whenever possible. If a hazard cannot be eliminated, then employees must work together to ensure that it is effectively controlled. It is our custom to share best practices, "near miss" and other safety related information throughout the organization to learn from each other and improve safety practices. Safety is a key metric of Company performance.

We consider safety and health programs, both on and off the job, to be an investment in our most valuable resource – our employees.

For additional information, please see our Corporate Safety and Health Policy Statement.

Fair Treatment of Employees

The Company believes in treating each employee fairly and with respect.

Diversity

We strive to maintain an all-inclusive work culture in which every employee is respected. The Company views the diverse perspectives and backgrounds of each of us as a corporate asset. We continually seek to diversify our employee population at the local and international levels. As part of that goal, we make all employment decisions on the basis of merit and the essential functions of the position, and not on any illegal or discriminatory basis.

Harassment

The Company promotes a positive and productive work environment in which every employee feels respected and valued. Harassing behavior works against these efforts and will not be tolerated. Harassment includes derogatory, degrading or demeaning words or gestures such as making comments to a co-worker based on ethnicity, age, religion or other protected class. Harassment also includes violent or threatening behavior. We must exercise caution when making off-hand comments or jokes and be sensitive to the fact that they could unintentionally hurt another person.

Sexual harassment includes unwelcome physical contact, demanding sexual favors in exchange for job benefits, threatening penalties if sexual favors are not granted and any conduct of a sexual nature that substantially interferes with an individual’s work performance or creates an offensive work environment. Sexual harassment is prohibited and will not be tolerated.

If you experience any kind of harassment or observe harassing behavior in the workplace, you should bring the matter to the attention of the Company as soon as possible by contacting your local Human Resources manager. The Company is committed to maintaining a positive work environment and can do this only with the assistance of its employees.

Drug and Alcohol Abuse

In order to do our jobs safely and efficiently, we must be able to think clearly and react quickly. That is why we each must report to work free from the influence of any substance that could impair or impede our work performance, or create an unsafe working environment.

The use, possession, purchase or sale of illegal drugs is not permitted on Company premises, on Company time, or while using Company equipment. Illegal drugs include prescription drugs that are used without a valid doctor’s prescription or used inconsistent with the doctor’s instructions.

Consuming alcohol or being under its influence during work hours, on Company premises or in Company vehicles is prohibited. In limited circumstances, employees may consume alcohol at Company-sponsored events or when conducting business, such as customer or supplier meetings, trade association events, investment conferences or other similar events. In these situations, employees must exercise good judgment and are not permitted to be impaired from alcohol consumption.

To maintain a safe work environment, the Company may require pre-employment, for cause, and/or random drug testing. All drug testing will be performed in accordance with local law.

Employee Privacy and Personal Activities

Employee Personal Information

FCX respects employee personal information and complies with all applicable laws that protect the privacy and confidentiality of employees’ personal, medical and financial records and information. Access to records containing personal information is limited to Company personnel who have appropriate authorization and a clear business need for that information. Employee personal information will only be used or disclosed to the extent authorized by the employee or permitted or required under applicable law. If you have access to personal information, you must treat it appropriately, similar to our Company confidential information and intellectual property.

Company Premises Not Private

We should not expect privacy when using Company provided equipment, services and while on Company premises. The Company reserves the right to inspect and search its facilities and property, including computers, vehicles, telephone records, lockers, e-mail, Internet usage, business documents, and other workspace, as well as personal containers on Company property such as lunch pails and toolboxes, to the extent permitted by applicable law.

Personal Activities

FCX understands the need for and strongly encourages a balance between work and personal and family life, and we encourage employees to get involved in their communities. However, employees should not impose their personal beliefs or opinions on other employees or represent their personal opinions as those of FCX. Similarly, we should respect each other's privacy and our right to keep our personal activities outside the workplace confidential.  Because we respect employee privacy, FCX does not normally take an interest in personal conduct outside work unless such conduct impairs your work performance or affects the reputation or legitimate business interests of the Company.

Workplace Violence / Site Security

We should feel safe at our place of work at all times. If you are ever in fear of or are in danger, talk to your supervisor immediately. We will work together to find a solution. As always, we all must remember to be aware of our surroundings. If you feel uncomfortable with any situation, please contact your local security department.

OUR COMMUNITY

FCX recognizes that, as a responsible corporate citizen, we have social and environmental obligations to the countries and communities in which we operate. As a member of the International Council on Mining and Metals (ICMM), we are implementing the ICMM Sustainable Development Framework. In addition, the Company has voluntarily assumed obligations under other external standards, such as the Global Reporting Initiative, the Voluntary Principles on Security and Human Rights, and certain obligations under the International Finance Corporation Social and Environmental Performance Standards.

The Company’s policies and practices with respect to corporate social responsibility and sustainable development continue to develop and evolve and FCX is committed to continuous improvement in our performance.

Environmental Obligations

We believe that it is our duty to minimize the impact our operations have on the environment by using risk-management strategies based on valid data and sound science and, where practicable, we attempt to enhance the quality of the environment in areas where we operate.

The Company is committed not only to complying with applicable environmental statutes and regulations in all countries where we operate, but also to continuously improving our environmental performance at all of our operations. We conduct environmental audits regularly to assess environmental compliance, management systems and practices. Goals and benchmarks are established at each operation to measure environmental performance. We also work with governmental agencies, the local population and responsible nongovernmental organizations to enhance our environmental performance.

For additional information, please see our corporate Environment Policy.

Human Rights

We believe in promoting the rule of law and protecting human rights. We are committed to conducting our operations in a manner that respects the United Nations’ Universal Declaration of Human Rights, the Voluntary Principles on Security and Human Rights, the local laws and regulations and the culture of the indigenous peoples in every area we operate. In addition, we look for opportunities to promote broader understanding of human rights values, especially where such initiatives assist the Company’s local communities.

We are all expected to respect human rights principles and to report any acts that may violate human rights, including acts by Company contractors or others involved with the Company’s operations.

For additional information, please see our corporate Human Rights Policy.

Social Responsibility and Community Relations

FCX has long been a contributor to the economic and social development of the communities in which we operate. We believe that, as a responsible corporate citizen, it is our duty to develop positive relationships in our communities. Countries and communities in which we operate should properly benefit from our presence—through the wealth and jobs created, the skills developed within the local population and the investment of our time and money in people.

From malaria treatment and control programs in Papua, to water treatment plants in Peru, from college scholarships for engineering students in Arizona, to microbusiness loans in the Congo, we are working to help our communities thrive.

For additional information, please see our corporate Social Responsibility Policy.

Fighting Corruption and Bribery

Our reputation was built on the quality of our people and not through improper, unethical or questionable business practices. We abide by all international and local laws and regulations that forbid bribery of foreign officials and others, including the U.S. Foreign Corrupt Practices Act.

We do not offer or pay bribes, kickbacks, illegal gratuities or other similar payments to any person, organization or government official to secure improper advantages for our business. Likewise, we will not accept any bribe, kickback, illegal gratuity or similar payment. In addition, no payments, transfers or offers of Company funds, assets or anything of value shall be made that are not consistent with our policies and applicable laws, properly authorized according to our internal procedures, properly accounted for and clearly and accurately identified on the Company’s books. If you are asked to make an improper payment or account for a transaction in an incorrect manner or become aware of any transaction that may involve an improper payment you should report it promptly to the Chief Compliance Officer.

Keep in mind that payments can mean gifts, promises, authorization of gifts or offering anything of value on behalf of the Company to a government official or others. It also includes payments or gifts to a third party such as a consultant, contractor, partner, agent or supplier, who, in turn, is likely to make a gift, payment or offer anything of value to a government official or others.

The Company has adopted a comprehensive anti-corruption compliance program, which includes detailed policies and procedures regarding authorizations and recordkeeping for specific categories of transactions, including travel expenses, charitable contributions, gifts and entertainment and other payments to foreign governments and government officials. Before you incur any of these types of expenses, please be sure to check our anti-corruption compliance policies, as well as local approval procedures.

Our Company discourages facilitating payments. Facilitating payments are payments made to help ensure that public officials perform non-discretionary tasks they are supposed to perform as part of their normal job function (such as visa processing, utility service and issuing routine licenses or permits to which you are clearly legally entitled). All facilitating payments must be reviewed and approved in accordance with Company policy and local procedures and must be properly recorded on the Company’s books.

For additional information, please see our corporate Foreign Corrupt Practices Act Policy.

Political Activities and Contributions

FCX does not contribute to any individual candidate for political office, official of a political party, committee or organization for the election of a particular candidate to any political office in any jurisdiction.

This policy does not prevent you individually from helping or donating to individual candidates, political committees or political parties. If you choose to participate in such activities, you must use your own time and resources and not the Company’s. For example, you may not make political contributions in the Company’s name, place a sign or banner on Company property or hang political posters in Company workspaces.

This policy does not preclude the Company from establishing programs, permitted by applicable laws, under which it may make:

•
Contributions to any Company-related political committee, such as a political action committee, so as to match, in whole or in part, a contribution voluntarily made to that committee by an eligible employee  or other individuals

•	Contributions to any political committee sponsored by an industry or trade association of which we are members

●	Other contributions permitted by law and specifically authorized by executive management after legal review
●	Candidate site visits as permitted by law
•	Contributions to non-partisan voter registration, education and voter turnout programs

Lobbying is subject to specific rules and disclosure and includes many types of activities. You may be engaged in lobbying if your work involves contacts with legislators, regulators, executive branch officials or their staffs or efforts to influence legislative or administrative action. You must disclose any of these types of activities to the Chief Compliance Officer or the Legal Department to determine whether there are any limitations or if disclosure rules apply.

FCX may, from time to time, express its opinion on local and national issues affecting our business. These types of messages will come only from the Communications Department or other specifically authorized personnel.

OUR MARKET

Fair Competition

Antitrust Regulation

The United States, the European Union, countries in the Asia-Pacific region and many other nations have antitrust laws that are designed to ensure that competition is fair and honest. These laws typically prohibit agreements or actions among competitors that might restrain trade or reduce competition. We compete fairly and in accordance with the highest ethical standards and all applicable antitrust laws.

Some situations that can lead to potential antitrust violations include:

•
Dealing with competitors. Price-fixing, bid-rigging, market allocation, predatory pricing and customer or supplier boycotts are all forbidden by antitrust laws. It is crucial to avoid even the appearance of an agreement to engage in any prohibited activity with a competitor.

•
Participation in industry associations. Antitrust laws can apply to even casual information exchanges, so if you are active in industry trade associations, you must be aware of the law and avoid situations in which there is discussion of future pricing, competitive initiatives and other information that might appear to restrain trade. Contact the Legal Department if you have any questions, but particularly regarding any proposed association activity that would have a potential effect on competition, such as the development of product standards or an industry code or practice.

•
Dealing with customers. Insulting or misrepresenting competitors or their products, price discrimination and tying (providing one product to a customer only if they buy a second as well) can all be antitrust violations. It is important to remember that we must deal with customers on fair and equal footing.

•
Collecting competitive information. Information about our competitors’ activities must be collected in accordance with the law. It is appropriate for the Company to keep up with competitive developments and to review all pertinent public information about our competitors. However, we cannot attempt through improper means to acquire a competitor’s trade secrets or other proprietary or confidential information, including information about facilities, manufacturing capacity, technical developments, bids or customers.

Because violations can result in severe penalties for the Company and fines and imprisonment for individuals, it is not enough to avoid taking specific actions that violate antitrust laws. You must do nothing that even gives the appearance of taking actions or making agreements that reduce competition. The safest rule for everyday business situations is not to discuss prices, costs or customers with a competitor.

Antitrust laws are complex and some provisions are difficult to interpret and apply. For that reason, we have adopted a Fair Competition Policy that goes into more detail regarding the requirements of various antitrust regulations. If you regularly deal with competitors or customers or attend trade association meetings, you should be familiar with the Fair Competition Policy and will receive additional antitrust training from time to time.

For additional information, please see our corporate Fair Competition Policy.

Unfair Business Practices

The Company conducts business fairly and with integrity and does not participate in unfair business practices. Unfair business practices include any advertising, type of advertising, or any manner of soliciting business that is likely to deceive any customer or unreasonably prejudice any customer.

Corporate Communications

External Communications

As a public company, we have the responsibility to comply with laws regarding fair and timely disclosure of Company information, including the requirements set forth in applicable securities laws. It is important that only authorized individuals speak or provide information to the media and investors regarding the Company, its plans, projects and strategies and financial information. None of us may comment on or respond to inquiries or rumors concerning any transactions involving our Company. All inquiries must be forwarded to our local authorized spokesperson.

Investors, Analysts and the Media

Only our Chief Executive Officer, Chief Financial Officer, or individuals authorized by them may discuss FCX matters with investors, analysts, media personnel or other persons outside of the Company. You may not respond to inquiries about or discuss matters related to the Company with representatives of the investment community or media without direct authorization to do so.

None of us may use Company equipment to distribute any information about our Company other than as required in the performance of our duties in the ordinary course of business. It is not appropriate to use Company-provided computers to post messages to Internet chat rooms, message boards, news groups or any other similar forums, anonymously or under our own name, without direct authorization to do so.

External communications with any of these audiences requires careful consideration and a unique understanding of the laws and regulations surrounding this type of disclosure. Consequently, the Company’s Investor Relations Department handles these types of disclosures directly with the CEO and CFO.

For additional information, please see FCX Disclosure Policies.

Inadvertent Disclosures

If confidential Company information is inadvertently disclosed to certain members of the investment community, FCX will take appropriate, reasonable steps to provide broad, non-exclusive distribution of the information. This must be done as soon as reasonably practicable. If any of us should make an inadvertent disclosure of confidential Company information, we must immediately report it to our supervisor, who will contact the Investor Relations or Legal Department.

Insider Trading

We each have access to information about the Company as a result of our daily responsibilities. Often, that information, also called material, non-public or “inside” information, is something an investor would consider when making investment or trading decisions. Examples of material, non-public information include:

•	Information that we are about to acquire a company or sell a business unit
•	Information that we are about to announce a major change in strategy
•	Information that we are going to open, or close, a particular mine
•	Information that we are expanding, or reducing, operations at a particular mine
•	Information regarding the Company’s exploration plans and non-public reserves

All of us and anyone in our immediate or closely related family or household are prohibited from buying or selling Company stock or the stock of our business partners while in possession of material, non-public information. We may not disclose material, non-public information to anyone or even suggest to anyone that it might be a good time to buy or sell FCX stock, based on inside information.

Any of us who have access to inside information should consult with a member of the Legal Department before making any trades or sharing information.

Window Period Policy

FCX will periodically issue detailed guidance and procedures to certain personnel that are subject to our Company’s window period recommendations for trading FCX securities. Window periods occur on a quarterly basis and typically last 30 business days after the release of financial results. Employees covered by the window period policy generally include our executive management team, officers and management and financial personnel who create or receive certain financial reports. Trading during a window period minimizes the potential violation of insider trading laws because material financial information has just been released to the public. If, however, you possess actual material, non-public information during a window period, do not trade!

Trade Restrictions

Trade Bans and Restrictions on Exports

We are a global company, working in communities around the world. That global focus requires us to know and comply with laws that restrict international trade. The export of goods and technology is strictly regulated. A number of countries periodically impose restrictions on exports and other dealings with certain countries, entities and individuals. Serious penalties—fines, revocation of permits to export, and imprisonment—can apply when these laws are broken.

Examples of trade bans and restrictions include:

•	Exports or re-exports to a prohibited country
•	Imports from, or dealings in property originating from, a sanctioned country
•	Assisting another company or person in doing business with or in a sanctioned country
•	Financial transactions incident to travel to, within or from a sanctioned country
•	New investments and other dealings in a sanctioned country or with designated individuals
•	Transfer of restricted software, technical data, or technology by e-mail, download, service work, meetings or visits to FCX facilities
•	Export of articles or services designed or adaptable for military application

The list of prohibited countries and restrictions is subject to frequent change.

International trade laws are complicated. If your work involves the sale or shipment of products, technologies or services across international borders, make sure you keep up to date with the rules that apply and check with your manager or the Legal Department if you are ever unsure.

Illegal Boycotts

U.S. law also prohibits companies from complying with boycotts that are not sanctioned by the United States, such as the Arab League boycott of Israel. Requests for boycott cooperation may be oral or written and often appear in bid or proposal materials from countries that support a boycott. The requests are often not obvious. Our business associates may be soliciting information that only suggests that the associate is complying with the boycott. Even letters of credit and shipping instructions may contain such requests. Any employee receiving a request to participate in an illegal boycott or other prohibited trade practice, however it is communicated, should immediately contact the FCX Legal Department. We are required by law to report requests to participate in an unsanctioned boycott or for information supportive of an unsanctioned boycott, even if such requests are declined. Please note that merely ignoring a request is not sufficient and is often treated in the same way as if you had agreed to it.

Money Laundering

Money laundering is the process by which individuals or entities try to conceal illicit funds, or otherwise enter into transactions to make these funds look legitimate. FCX does not condone, facilitate or support money laundering.

Few of us will ever personally be in the position to violate money laundering laws, but there are two areas we all need to watch out for:

•	Irregularities in the way payments are made, including large cash payments or transactions that may be structured in unusual ways
•	Customers who appear to lack integrity in their operations or whose profiles do not fit the transactions that they are seeking to enter into

If you become concerned about any payments or the integrity of any customers or suppliers, please contact your local controller.

Terrorist Organizations

None of us should conduct business with any supplier, customer, contractor, consultant or other business entity that we know to be a part of or to provide support to, any terrorist organization. Be sure you know your local policies and procedures regarding reviewing new vendors and do not overlook any “red flags” that may indicate potential ties to terrorist organizations or other concerns.

OUR COMPLIANCE RESPONSIBILITIES

Reporting Possible Violations and Getting Help

All suspected violations of our policies, procedures or the law should be reported to appropriate personnel as quickly as possible. This ensures that any issues are addressed and resolved in a timely manner. We have an open-door culture; we should all feel free to openly discuss any questions or concerns about the way we conduct business. This open communication is vital to our growth as employees, a team and a company.

So if you ever suspect that a policy has been violated, have a question about a policy or practice, or have a suggestion on how to improve things, discuss it with your supervisor.
If you are not comfortable going to your supervisor, you have other options. You may also discuss issues with or report concerns to:

•	The next level of management
•	The manager responsible for the area concerned
•	Your local Human Resources or Compliance representative
•	Corporate Human Resources, Legal or Compliance Departments
•
Our internal PBC Question Line at 602-366-xxxx, or one of our designated compliance officers: Dean Falgoust 504-582-4206 (email: dean_falgoust@fmi.com) or Cathy Hardwick 602-366-8363 (email: cathy_hardwick@fmi.com)

•	Our Compliance Line via phone (country code + 800-295-6783)

We encourage you to discuss any concerns with your supervisor or local HR person first. They are usually the best individuals to deal with the issues and will gather all the information from you, start the process to ensure it is investigated appropriately and should report back to you.

If you have questions, or want to discuss a particular issue or incident, you can call our PBC Question Line or designated compliance officers (locally or at corporate headquarters).  Advisors are available to talk you through any questions you may have.

You may also make an anonymous report to the FCX Compliance Line. These calls are taken by an independent firm outside FCX and there is no way to track the call or determine where the call originated. The Company established the Compliance Line to allow anonymous reporting to ensure we learn about incidents or other concerns that raise legal or ethical issues. Although you can remain anonymous, if we do not receive enough information, your concern may not be able to be properly investigated. When you make the report, the representative will make note of all your information and repeat it back to you for clarification. You will also receive a report number and personal identification number with an estimated time to call back for updates or to provide more information.

Resolving and Investigating Concerns

Investigation Process

FCX takes each report seriously no matter how the report is received. We strive to review and resolve each issue quickly and at a local level unless the situation requires otherwise. Human Resource matters will be referred to the local HR manager, accounting issues will be referred to the local controller, safety issues will be referred to the local safety manager and conflicts of interest will be reviewed by local management.

How Long Does the Investigation Process Take?

Our goal is to respond to concerns as quickly as possible. However, please keep in mind that the length of time required to investigate and resolve a matter varies depending on the nature of the reported concern, the amount of information available and the number and availability of the witnesses.

Participating in an Investigation Process

You may be asked to participate in an investigation of an incident that has been reported by a fellow employee. You must comply with all reasonable requests and provide all requested information promptly in an open and forthright manner. Participating in an investigation does not mean that you are in trouble or that anyone has reported a concern about you directly. It simply may mean that you were a witness to an event or may, because of the nature of your position, have information required to investigate a reported concern.

Our Non-Retaliation Policy

Anyone making a report in good faith or participating in investigations involving these Principles of Business Conduct will not be subject to retaliation of any kind.

FCX will not tolerate retaliation against any employee who raises a question or concern about FCX’s business practices in good faith or who utilizes the FCX Compliance Line. Even if the concern is determined to be unsubstantiated, retaliation will not be tolerated as long as the report was made in good faith.  Any retaliation that occurs will result in disciplinary action of the individual seeking retaliation. If you believe you have experienced any retaliation because you participated in an investigation involving the PBC, you should immediately report that concern in accordance with the procedure described above.

Discipline

FCX is committed to doing what is right, and as an FCX employee, you are responsible for upholding this commitment. If you fail to follow the PBC and the policies that apply to your job, you put yourself, your co-workers and FCX at risk. Also, you will be subject to disciplinary action up to and including termination of employment.

Reporting a violation of our Principles, Company policy or the law does not absolve you from accountability for personal involvement in any wrongdoing. It may, however, be considered as a factor in your favor when reviewing possible disciplinary action.

[Inside Back Cover]

For more information, or if you have questions about the Principles:

•	Talk to your supervisor or local Human Resource representative

•	Talk to your local Legal Department

•	Go to the Compliance website www.tobedetermined.com

•	Call or visit your site Compliance Representative

•	Call the Corporate Human Resources or Compliance Department

•
Call our internal PBC Question Line at 602-366-xxxx, or one of our designated compliance officers: Dean Falgoust 504-582-4206 (email: dean_falgoust@fmi.com) or Cathy Hardwick 602-366-8363 (email: cathy_hardwick@fmi.com)

•	Read the referenced policies for more details

You can file a report by:

•	Contacting your supervisor or local Human Resource representative

•
Call our internal PBC Question Line at 602-366-xxxx, or one of our designated compliance officers: Dean Falgoust 504-582-4206 (email: dean_falgoust@fmi.com) or Cathy Hardwick 602-366-8363 (email: cathy_hardwick@fmi.com)

•	Calling the FCX Compliance Line at 1-800-295-6783

Anyone making a report in good faith or participating in investigations involving these Principles of Business Conduct will not be subject to retaliation of any kind.

[Back Cover]